UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:
	811-21855				July 29, 2008
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement: HealthShares, Inc.
4.	Address of principal executive office (number, street, city, state, zip code): 420 Lexington Ave, New York, NY 10170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

HealthShares, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that HealthShares, Inc. (the “Company”) consisting of HealthShares Autoimmune-Inflammation Exchange-Traded Fund, HealthShares Cancer Exchange-Traded Fund, HealthShares Cardio Devices Exchange-Traded Fund, HealthShares Cardiology Exchange-Traded Fund, HealthShares Diagnostics Exchange-Traded Fund, HealthShares Emerging Cancer Exchange-Traded Fund, HealthShares Enabling Technologies Exchange-Traded Fund, HealthShares GI/Gender Health Exchange-Traded Fund, HealthShares Metabolic-Endocrine Disorders Exchange-Traded Fund, HealthShares Neuroscience Exchange-Traded Fund, HealthShares Ophthalmology Exchange-Traded Fund, HealthShares Patient Care Services Exchange-Traded Fund, HealthShares Respiratory/Pulmonary Exchange-Traded Fund, HealthShares Composite Exchange-Traded Fund, HealthShares Infectious Disease Exchange-Traded Fund, HealthShares European Drugs Exchange-Traded Fund, HealthShares Dermatology and Wound Care Exchange-Traded Fund, HealthShares Orthopedic Repair Exchange-Traded Fund and HealthShares European Medical Products and Devices Exchange-Traded Fund, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2008.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 31, 2008 and, with respect to agreement of security purchases and sales, for the period from October 1, 2007 (date of our last examination) through March 31, 2008:

•                  Confirmation of all securities held by the custodian, The Bank of New York Mellon;

•                  Reconciliation of all such securities to the books and records of the Company and the custodian; and

•                  Agreement of 19 security purchases and 19 security sales from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that HealthShares, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of HealthShares, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Eisner LLP

New York, New York

July 29, 2008